Exhibit 9

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver, BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Minefinders Corporation.

We consent to the inclusion in this annual report on Form 40-F of:

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our auditors' report dated February 20, 2008 on the consolidated balance sheet of Minefinders Corporation Ltd. ("the Company") as at December 31, 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2008

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our Report of Independent Registered Public Accounting Firm dated February 20, 2008 on the Company’s internal control over financial reporting as of December 31, 2008 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2008.

Chartered Accountants

Vancouver, Canada

March 10, 2009

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.